FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number  001-31522

Eldorado Gold Corporation (Translation of registrant's name into English)
1188-550 Burrard Street Bentall 5 Vancouver, B.C. Canada V6C 2B5 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[.X.]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2005	ELDORADO GOLD CORPORATION /s/ Dawn Moss Dawn Moss, Corporate Secretary

News Release

ELD No. 05-17

TSX: ELD  AMEX: EGO

November 7, 2005

AS Project Grows

New Extensive Cu/Au Anomaly Identified

VANCOUVER, BC – Paul N. Wright, President and Chief Executive officer of Eldorado Gold Corporation (“Eldorado” the “Company” or “we”) is pleased to announce an update on our exploration work on the AS Project (the “Project”) being undertaken by Tűprag Metal Madençilik San ve Tic. Ltd. (“Tűprag”).  Eldorado holds 50% of the Project as part of a joint venture agreement in Western Turkey.

Earlier work at the Project confirmed porphyry style gold and copper mineralization hosted in potassically and argically altered porphyritic rocks (NR Sept. 20, 2005).  The Company’s first reverse circulation hole intercepted 115 metres grading 0.8g/t Au and 0.82% Cu. That work also confirmed the association between gold and copper mineralization and identified soil geochemical anomalies.  Consequently, the soil geochemical sampling at the Project was extended 2 km south of the existing grid.

Results from the southern grid soil geochemical survey have identified another extensive area of anomalous copper values (Figure 1).  This anomaly, the strongest yet defined at the Project, also is associated with a smaller coincident gold soil geochemical anomaly (Figure 2).  Still open to the south, its presence on topographic higher ground likely signifies the presence of fault controlled blocks in the Project.

Soil geochemical sampling is continuing, along with detailed geology mapping.  The survey area is being extended further south and west of the existing grids.  Results will assist in the design of planned drilling programs on the Project for next year.

Diamond drilling has commenced over the main Project gold/copper anomaly whereas reverse circulation drilling is testing the western copper/gold anomaly.  An update of drill results for 2005 is planned for the middle of December.

Paul Wright, President and CEO commented, “We are very excited with these soil geochemical results which continue to show the extensive nature of the Project’s gold-copper porphyry system.  Particularly, its location about 1.5 km south of the original anomalies, and straddling a ridge, potentially indicates shallow depth mineralization.  We look forward to the additional soil geochemical results and initial shallow drill testing before the year end.”

Stephen Juras, Ph.D., P.Geo., Manager, Geology is the qualified person for the technical disclosure in this press release.  Samples are prepared at Tűprag’s facility in Turkey and assayed at the ALS Chemex facility in Vancouver.  Analysis is done on material from soil geochemical samples using fire assay (ICP finish) for gold, and multi-acid digestion and ICP for copper.

Standard reference materials, blank and field duplicate samples are inserted prior to shipment from site to monitor the quality control of the assay data.

Eldorado Gold Corporation is a gold producing and exploration company actively growing businesses in Brazil, Turkey and China.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements within the meaning of Section 1E of the Securities Exchange Act of 1934, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Narrative Description of the Business – Risk Factors” in the Company’s Annual Information Form, Form 40-F dated March 30, 2005 for the fiscal year ended December 31, 2004.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Business - Risk Factors” in the Company’s Annual Information Form and Form 40F dated March 30 ,2005 for the fiscal year ended December 31, 2004.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO).  The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

             1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

AS PROJECT

AS Copper Soil Anomalies and Drill Locations (figure 1)

eldorado gold

N
100
250
AS-13
50
100
100
50
250
500
50
Soils: Cu ppm
500 to 2000
250 to 500
100 to 250
50 to 100
1 to 50
Drill Holes
Proposed RC hole
Completed RC hole
Current diamond drill hole
Proposed diamond drill hole
Completed diamond drill hole
Proposed soil lines
Road
0
0.5
1
kilometres

AS PROJECT

AS Gold Soil Anomalies and Drill Locations (figure 2)

N
AS 13
25
50
10
Soils: Au ppb
100 to 50,000
50 to 100
25 to 50
10 to 25
0 to 10
Drill Holes
Proposed RC hole
Completed RC hole
Current diamond drill hole
Proposed diamond drill hole
Completed diamond drill hole
Proposed soil lines
Road
0
0.5
1
kilometers